File No. 812-[●]

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of the Application of:

PERSHING SQUARE USA, LTD., PERSHING SQUARE HOLDINGS, LTD., HOWARD HUGHES HOLDINGS INC., PERSHING SQUARE SPARC HOLDINGS, LTD., PERSHING SQUARE SPARC SPONSOR, LLC, PERSHING SQUARE CAPITAL MANAGEMENT, L.P., PERSHING SQUARE INTERNATIONAL, LTD., PERSHING SQUARE, L.P., PSUS CAYMAN, LTD., VANTAGE GROUP HOLDINGS LTD., VANTAGE RISK LTD., VANTAGE RISK ASSURANCE COMPANY AND VANTAGE RISK SPECIALTY INSURANCE COMPANY
787 Eleventh Avenue, 9th Floor
New York, New York 10019

 APPLICATION FOR AN ORDER PURSUANT TO
SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Pershing Square Capital Management, L.P. 787 Eleventh Avenue, 9th Floor New York, New York 10019 (212) 813-3700 Attention: Halit Coussin coussin@persq.com	William G. Farrar Ken Li Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000 farrarw@sullcrom.com liken@sullcrom.com

August 10, 2026

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF PERSHING SQUARE USA, LTD., PERSHING SQUARE HOLDINGS, LTD., HOWARD HUGHES HOLDINGS INC., PERSHING SQUARE SPARC HOLDINGS, LTD., PERSHING SQUARE SPARC SPONSOR, LLC, PERSHING SQUARE CAPITAL MANAGEMENT, L.P., PERSHING SQUARE INTERNATIONAL, LTD., PERSHING SQUARE, L.P., PSUS CAYMAN, LTD., VANTAGE GROUP HOLDINGS LTD., VANTAGE RISK LTD., VANTAGE RISK ASSURANCE COMPANY AND VANTAGE RISK SPECIALTY INSURANCE COMPANY

787 ELEVENTH AVENUE, 9TH FLOOR
NEW YORK, NEW YORK 10019
File No. 812-[●]

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

•	Pershing Square USA, Ltd., a non-diversified, closed-end management investment company that is registered under the 1940 Act (“PSUS” or the “Existing Regulated Fund”);

•
Pershing Square Capital Management, L.P., (“PSCM”), an investment adviser that is registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), on behalf of itself and its successors[2];

•	PSUS Cayman, Ltd., a wholly-owned investment subsidiary of PSUS (the “Existing Investment Sub”);

•
The investment vehicles identified in Appendix A, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds”); and

•
Any other affiliate of, or entity advised by, PSCM identified in Appendix A, that, from time to time, will hold various financial assets in a principal capacity and intends to participate in Co-Investment Transactions[3] (the “Existing Proprietary Accounts” and, together with PSUS, PSCM, the Existing Investment Sub and the Existing Affiliated Funds, the “Applicants”).[4]

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2]	The term “successor,” as applied to the Adviser, means an entity that results from a reorganization into another jurisdiction or change in type of business organization.

[3]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

[4]
All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund5 and one or more Affiliated Entities6 to engage in Co-Investment Transactions subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”7 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.8

[5]
“Regulated Fund” means the Existing Regulated Fund and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is an open-end or a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act (“BDC”), (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[6]
“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates, and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates, that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[7]	“Adviser” means PSCM, and any other investment adviser controlling, controlled by, or under common control with PSCM. The term “Adviser” also includes any internally-managed Regulated Fund.

[8]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	PSUS

PSUS was formed as a Delaware statutory trust on November 28, 2023.  PSUS is a non-diversified, closed-end management investment company that is registered under the 1940 Act, whose shares are traded on the New York Stock Exchange.  PSUS intends to qualify annually as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended.  PSUS’s principal place of business is 787 Eleventh Avenue, 9th Floor, New York, New York 10019.

PSUS’s investment objective is to preserve capital and seek maximum, long-term capital appreciation and growth in intrinsic value per share commensurate with reasonable risk, where risk is defined as the probability of permanent loss of capital, rather than price volatility.  PSUS has a six-member Board of Trustees (the “PSUS Board”), of which five Trustees are not “interested” persons of PSUS, within the meaning of Section 2(a)(19) of the 1940 Act.9 PSUS is externally managed by PSCM pursuant to an investment management agreement.

B.	The Existing Affiliated Funds

PSCM is the investment adviser to the Existing Affiliated Funds. Each Existing Affiliated Fund is a separate and distinct legal entity and, when and if offering its interests to U.S. persons, would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. A complete list of the Existing Affiliated Funds is included in Appendix A.10

C.	Existing Proprietary Accounts

The Existing Proprietary Accounts will, from time to time, hold various financial assets in a principal capacity.  The Existing Proprietary Accounts are identified in Appendix A.

D.	PSCM

PSCM serves as the investment adviser of the Existing Regulated Fund and the Existing Affiliated Funds and either it or another Adviser will serve as the investment adviser to any Future Regulated Fund.  PSCM is a Delaware limited partnership and is a registered investment adviser with the Commission under the Advisers Act.  The firm is headquartered in New York, New York.

Under the terms of an investment management agreement with the Existing Regulated Fund and each Existing Affiliated Fund, respectively, PSCM will, among other things, manage the investment portfolio, and direct purchases and sales of portfolio securities of each such fund.  Under the terms of a services agreement with Howard Hughes Holdings Inc. and an investment management agreement with each of Vantage Group Holdings Ltd., Vantage Risk Ltd., Vantage Risk Assurance Company and Vantage Risk Specialty Insurance Company, PSCM will provide investment advisory services to each such company.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

[9]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the Act.

[10]
In the future, an Affiliated Entity that is not a Regulated Fund may register as a closed-end management investment company under the 1940 Act and, if so, will be considered a Regulated Fund for purposes of this Application.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”11 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to an open-end fund or a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with PSCM and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act.

[11]
Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1.         Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.12

2.           Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,13 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,14 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3.        Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.15

[12]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

[13]
Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.  Solely for purposes of conditions 2 and 6(b) of this Application, a designated committee of the Board of a Regulated Fund may take the steps required of the Required Majority, so long as: (a) such committee consists of at least three directors who both have no financial interest in the relevant transaction and are not interested persons of the Regulated Fund, a majority of whom approve the transaction; and (b) a report on all Co-Investment Transactions considered by the designated committee, including the committee’s decision on each such transaction and the information described in Section 57(f)(3) that the committee has recorded with respect to each such transaction, is provided to the entire Board of the Regulated Fund at the Board’s next regularly-scheduled meeting.

[14]
Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[15]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant

4.            No Remuneration. Any transaction fee16 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5.            Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.17

6.            Dispositions:

(a)          Prior to any Disposition18 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b)          Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.19

7.            Board Oversight

(a)          Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

[16]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

[17]	The Affiliated Entities may adopt shared Co-Investment Policies.

[18]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

[19]
“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

(b)          Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)          At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d)         Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)          The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8.         Recordkeeping. All information presented to each Regulated Fund’s Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).20

9.           In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1(as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger investing opportunities, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

[20]
If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).21 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

Pershing Square Capital Management, L.P.
787 Eleventh Avenue, 9th Floor
New York, New York 10019
(212) 813-3700
Attention: Halit Coussin
coussin@persq.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

William G. Farrar
Ken Li
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000
farrarw@sullcrom.com
liken@sullcrom.com

[21]
See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order); MidCap Financial Investment Corporation, et al. (File No. 812-15725), Release No. IC-35588 (May 14, 2025) (order); Saba Capital Income & Opportunities Fund II, et al. (File No. 812-15585), Release No. IC-36094 (April 20, 2026) (notice), Release No. IC-36157 (May 18, 2026) (order).

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of PSUS pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Applicant has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Sections 17(d) and 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he or she has duly executed the Application for and on behalf of the applicable entity listed; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 10th day of August, 2026.

PERSHING SQUARE USA, LTD.
By: Pershing Square Capital Management, L.P., its Investment Manager

By:	/s/ William A. Ackman
	Name:	William A. Ackman
	Title:	Authorized Signatory

PERSHING SQUARE HOLDINGS, LTD.
By: Pershing Square Capital Management, L.P., its Investment Manager

By:	/s/ William A. Ackman
	Name:	William A. Ackman
	Title:	Authorized Signatory

HOWARD HUGHES HOLDINGS INC.

By:	/s/ Joe Valane
	Name:	Joe Valane
	Title:	Chief Legal Officer

PERSHING SQUARE SPARC HOLDINGS, LTD.

By:	/s/ William A. Ackman
	Name:	William A. Ackman
	Title:	Chief Executive Officer

PERSHING SQUARE SPARC SPONSOR, LLC
By: Pershing Square Capital Management, L.P., its Manager
By: PSCM GP, LLC, its General Partner

By:	/s/ William A. Ackman
	Name:	William A. Ackman
	Title:	Managing Member

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
By: PSCM GP, LLC, its General Partner

By:	/s/ William A. Ackman
	Name:	William A. Ackman
	Title:	Managing Member

PERSHING SQUARE INTERNATIONAL, LTD.
By: Pershing Square Capital Management, L.P., its Investment Manager

By:	/s/ William A. Ackman
	Name:	William A. Ackman
	Title:	Authorized Signatory

PERSHING SQUARE, L.P.
By: Pershing Square GP, LLC, its general partner

By:	/s/ William A. Ackman
	Name:	William A. Ackman
	Title:	Managing Member

PSUS CAYMAN, LTD.
By: Pershing Square Capital Management, L.P., its Investment Manager

By:	/s/ William A. Ackman
	Name:	William A. Ackman
	Title:	Authorized Signatory

VANTAGE GROUP HOLDINGS LTD.

By:	/s/ Stephen Robb
	Name:	Stephen Robb
	Title:	Chief Financial Officer

VANTAGE RISK LTD.

By:	/s/ Maurice Kane
	Name:	Maurice Kane
	Title:	Chief Financial Officer

VANTAGE RISK ASSURANCE COMPANY

By:	/s/ Sean Quigley
	Name:	Sean Quigley
	Title:	Chief Financial Officer

VANTAGE RISK SPECIALTY INSURANCE COMPANY

By:	/s/ Sean Quigley
	Name:	Sean Quigley
	Title:	Chief Financial Officer

EXHIBIT A

Verification of Statement of Facts and Application pursuant to Rule 17d-1 under the Investment Company Act of 1940 for an Order of the Commission

Each undersigned states that he or she has duly executed the attached Application for an order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 thereunder, dated August 10, 2026 for and on behalf of each entity listed below, that he or she holds the office with such entity as indicated below and that all actions by stockholders, directors, members, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. Each undersigned further states that he or she is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief. Dated: August 10, 2026

PERSHING SQUARE USA, LTD.

By:	Pershing Square Capital Management, L.P.
By:	/s/ William A. Ackman
Name:	William A. Ackman
Title:	Authorized Signatory

PERSHING SQUARE HOLDINGS, LTD.

By:	Pershing Square Capital Management, L.P.
By:	/s/ William A. Ackman
Name:	William A. Ackman
Title:	Authorized Signatory

HOWARD HUGHES HOLDINGS INC.

By:	/s/ Joe Valane
Name:	Joe Valane
Title:	Chief Legal Officer

PERSHING SQUARE SPARC HOLDINGS, LTD.

By:	/s/ William A. Ackman
Name:	William A. Ackman
Title:	Chief Executive Officer

PERSHING SQUARE SPARC SPONSOR, LLC

By:	Pershing Square Capital Management, L.P., its Manager
By:	PSCM GP, LLC, its General Partner
By:	/s/ William A. Ackman
Name:	William A. Ackman
Title:	Managing Member

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By:	PSCM GP, LLC, its General Partner
By:	/s/ William A. Ackman
Name:	William A. Ackman
Title:	Managing Member

A-1

PERSHING SQUARE INTERNATIONAL, LTD.

By:	Pershing Square Capital Management, L.P.
By:	/s/ William A. Ackman
Name:	William A. Ackman
Title:	Authorized Signatory

PERSHING SQUARE, L.P.

By:	Pershing Square GP, LLC, its general partner
By:	/s/ William A. Ackman
Name:	William A. Ackman
Title:	Managing Member

PSUS CAYMAN, LTD.

By:	Pershing Square Capital Management, L.P.
By:	/s/ William A. Ackman
Name:	William A. Ackman
Title:	Authorized Signatory

VANTAGE GROUP HOLDINGS LTD.

By:	/s/ Stephen Robb
Name:	Stephen Robb
Title:	Chief Financial Officer

VANTAGE RISK LTD.

By:	/s/ Maurice Kane
Name:	Maurice Kane
Title:	Chief Financial Officer

VANTAGE RISK ASSURANCE COMPANY

By:	/s/ Sean Quigley
Name:	Sean Quigley
Title:	Chief Financial Officer

VANTAGE RISK SPECIALTY INSURANCE COMPANY

By:	/s/ Sean Quigley
Name:	Sean Quigley
Title:	Chief Financial Officer

A-2

Exhibit B

Resolutions of the Board of Trustees (the “Board”) of Pershing Square USA, Ltd. (the “Fund”)

WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order of exemption, including any amendments thereto, pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), and Rule 17d-l thereunder, to authorize the entering into of certain joint transactions and co-investments with certain entities that may be deemed to be “affiliates” or “affiliated persons” under the Investment Company Act, which joint transactions and co-investments may otherwise be prohibited by Sections 17(d) and 57(a)(4) of the Investment Company Act and Rule 17d-1 thereunder (the “Application”).

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Fund (the “Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be prepared, executed, delivered and filed with the Commission the Application to permit such transaction and investments, as more fully set forth in the draft Application that has been presented to the Board and accompanies this resolution, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the staff of the Commission and otherwise to comply with the Investment Company Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to perform all of the agreements and obligations of the Fund in connection with the foregoing resolution and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolution, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority thereof and the authorization, acceptance, adoption, ratification, approval and confirmation by the Fund thereof; and be it

FURTHER RESOLVED, that any and all actions previously taken by the Fund, any member of the Board or any Officer in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

B-1

Appendix A

Existing Affiliated Funds

Pershing Square Holdings, Ltd.

Pershing Square International, Ltd.

Pershing Square, L.P.

Existing Proprietary Accounts

Howard Hughes Holdings Inc.

Pershing Square SPARC Holdings, Ltd.

Pershing Square SPARC Sponsor, LLC

Vantage Group Holdings Ltd.

Vantage Risk Ltd.

Vantage Risk Assurance Company

Vantage Risk Specialty Insurance Company

Appendix A-1